Via Facsimile and U.S. Mail
Mail Stop 03-09


May 11, 2005


Mr. James L. Herbert
President, Chief Executive Officer, Director
Neogen Corporation
620 Lesher Place
Lansing, Michigan  48912

Re:	Neogen Corporation
	Form 10-K for the fiscal year ended May 31, 2004
	File No. 000-17988

Dear Mr. Herbert:

      We have reviewed your response letter dated April 25, 2005 to our comment letter dated April 13, 2005 and have the following comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your response to our comment. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended May 31, 2004

Notes to Consolidated Financial Statements

Summary of Accounting Policies - Goodwill and Intangibles Assets, page F-7

1. In your response to comment #2, we noted that you saw no evidence that resulted in the conclusion that: (a) the useful life elected for the customer relationships was inappropriate or (b) any diminution of the customer base was on anything but a straight line ratable basis.
Based on this, it would appear that (i) the customer base decreases each year over the useful life and (ii) that you would receive less and less benefit from the customer relationships in each succeeding year of the useful life. As it is still unclear why amortizing the customer relationships on a straight-line basis is appropriate, please further clarify for us how this accounting policy is appropriate.


   	You may contact Christine Allen, Staff Accountant, at (202)
824-
5533 or Oscar Young, Senior Staff Accountant, at (202) 942-2902 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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James L. Herbert
Neogen Corporation
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